EXHIBIT 12

PEPSIAMERICAS, INC.

STATEMENT OF CALCULATION
OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)

	Fiscal Years
	2004	2003	2002	2001	2000
Earnings:
Income from continuing operations before income taxes and minority interest	$282.3	$240.2	$220.2	$173.9	$141.1
Fixed charges	73.4	84.4	83.4	99.8	91.7

Earnings as adjusted	$355.7	$324.6	$303.6	$273.7	$232.8

Fixed Charges:
Interest expense	$65.1	$77.5	$77.1	$92.6	$85.8
Portion of rents representative of interest factor	8.3	6.9	6.3	7.2	5.9

Total fixed charges	$73.4	$84.4	$83.4	$99.8	$91.7

Ratio of Earnings to Fixed Charges	4.8x	3.8x	3.6x	2.7x	2.5x